david@letsgetoffline.com

www.linkedin.com/in/davidshaner
(LinkedIn)

Top Skills

Leadership

Start-ups

R&D

Honors-Awards

Hive Global Leader

Outstanding Entrepreneurship
Achievement

ThinkHouse Fellow

Valedictorian

The Startup Factory Graduate

David Shaner

Founder/CEO at Offline
Raleigh, North Carolina, United States

Summary

Founder/CEO of Offline (www.letsgetoffline.com). Passionate about
the ways that technology and entrepreneurship can build stronger
communities and local economies.

Experience

Offline Media Inc.
Founder & CEO
June 2012 - Present (11 years 10 months)

(2020 - Present) Building the next $1BN consumer subscription business.
Offline is reimagining the way we discover new restaurants in Raleigh-Durham,
Charlotte, Nashville, and Tampa Bay (+ more cities on the way). Every month
we create over 1M minutes of human connection between our members and
their communities.

(2014 - 2019) Offline was the fastest growing media company for millennials in
Raleigh-Durham, Charlotte and Nashville, reaching over 1 million people each
month, and driving over 9 million in local spending each year.

North Carolina State University
4 years 10 months

Chemical Engineering-Nanotechnology Student
August 2007 - May 2012 (4 years 10 months)

Assistant Researcher
January 2009 - May 2009 (5 months)

• Developed familiarity with semiconductors.

• Operated solar lamp to test absorptive performance of silicon-based solar
cells.

• Used HMI to generate Current-Voltage graphs and determine maximum
performance of cells.

• Authored summary report to conclude research.

Procter & Gamble
Project Manager (Intern)
May 2011 - August 2011 (4 months)

• Managed, as the single point of contact, three projects with a total combined budget of $300,000.

• Interfaced with corporate product development, vendors, managers, and technicians to align a common vision and successfully implement projects (references available).

• Developed expertise with Prelude and APW automated assay workstations (analytical lab automation).

• Significant experience troubleshooting and investigating Out Of Spec results in the Analytical Lab using technical expertise, Six Sigma principals and statistics background.

Covidien
Engineer (Co-Op Position)
May 2009 - December 2010 (1 year 8 months)

• Developed familiarity with both chemical and pharmaceutical manufacturing facilities (cGMP, Validation, etc.).

• Gained experience with many unit-operations: dissolvers, crystallizers, extraction columns, etc.

• Provided process and lab support for engineering projects and validations.

• Responsible for engineering research, development, and troubleshooting relating to product particle size.

• Worked with Operational Excellence department using Six Sigma tools. Well versed in Statistical Process Control.

• Personally planned, wrote, and executed engineering studies. Contributed to many others.

• Personally met with several vendors as single point of contact to purchase or discuss process improvement technology.

Medtox Laboratories
R&D Intern
May 2008 - August 2008 (4 months)
Burlington, North Carolina

• Assisted R&D personnel in troubleshooting Medtox Home Drug Testing Kits.

• Participated in validation of products, worked in a cGMP environment.

• Formulated antibody-colloidal gold conjugate solutions for use in R&D experiments.

• Authored a final report on the long-term stability and performance of a particular antibody/drug-conjugate.

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Education

North Carolina State University

BS, Chemical Engineering (Nanotechnology) · (2007 - 2012)